Commission File Number 001-31914

Exhibit 99.1

ANNOUNCEMENT

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) hereby announces that with the change of the external regulatory situation, laws and regulations and regulatory requirements, the Company proposes to make amendments to its articles of association (the “Articles of Association”) based on its governance practice and in accordance with the requirements of the Measures for the Administration of Connected Transactions of Insurance Companies (《保險公司關聯交易管理辦法》) (Yin Bao Jian Fa [2019] No. 35) issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”).

The proposed amendments to the Articles of Association shall be subject to the approval by the shareholders of the Company by way of special resolution at a general meeting. A circular containing, among others, details of the proposed amendments to the Articles of Association, and the notice of the general meeting will be dispatched to the shareholders of the Company in due course.

The proposed amendments to the Articles of Association are set out below:

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association
1	Article 4 The Company’s legal representative is the Chairman of the Board of Directors of the Company.	Article 4 The Company’s legal representative is the President of the Company.

2

Article 163 The Company’s Board of Directors shall have four (4) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee and the strategy and assets and liabilities management committee.

Functions of special committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.

Article 163 The Company’s Board of Directors shall have five (5) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee, the strategy and assets and liabilities management committee and the connected transactions control committee.

Functions of special committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.

Commission File Number 001-31914

3	Article 164 The audit committee shall be composed of three (3) to five (5) directors, the risk management committee shall be composed of three (3) to seven (7) directors, the nomination and remuneration committee shall be composed of three (3) to seven (7) directors, and the strategy and assets and liabilities management committee shall be composed of three (3) to seven (7) directors.	Article 164 The audit committee shall be composed of three (3) to five (5) directors, the risk management committee shall be composed of three (3) to seven (7) directors, the nomination and remuneration committee shall be composed of three (3) to seven (7) directors, the strategy and assets and liabilities management committee shall be composed of three (3) to seven (7) directors, and the connected transactions control committee shall be composed of three (3) to seven (7) directors.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 29 October 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie